22004178

Washington, D.C. 20549

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SEC FILE NUMBER
8-39049

SEC Mail Processing
MAR 09 2022
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: THRASHER & CHAMBERS, INC.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1001 SE 28TH STREET, SUITE 1
(No. and Street)

BENTONVILLE	AR	72712
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Chambers	479-273-5333	mchambers@thrasherfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC
(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane	Fredericksburg	TX	78624
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Mark Chambers, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of THRASHER & CHAMBERS, INC., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Kim Ruopp
Notary Public
Benton County, Arkansas
Comm. Exp. 06/04/2029
Commission No. 12707775

Signature: [signature]

Title: President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to ~~consolidated~~ financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Thrasher & Chambers

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2021

Contents

Independent Auditor's Report 3

Financial Statements 5

- Statement of Financial Condition 5
- Statement of Operations 6
- Statement of Cash Flows 7
- Statement of Changes in Ownership Equity 8

Notes to Financial Statements 9

Supplementary Information Section 14

- Supplementary Computations 15
  - Computation of Net Capital 15
  - Computation of Net Capital Requirement 15
  - Computation of Aggregate Indebtedness 15
  - Computation of Reconciliation of Net Capital 15
- Supplementary Statements 16
  - Statement Related to Uniform Net Capital Rule 16
  - Statement Related to Exemptive Provision (Possession and Control) 16
  - Statement Related to Material Inadequacies 16
  - Statement Related to SIPC Reconciliation 16
- Supplementary Auditor's Report on Exemption Letter 17
- Supplementary Exemption Letter 19
- Supplementary Auditor's Agreed Upon Procedures Report 20
- Supplementary Agreed Upon Procedures Reconciliation 22

Independent Auditor's Report

Tuttle & Bond, PLLC
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Directors and Shareholders of Thrasher & Chambers, Inc.

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Thrasher & Chambers, Inc. (the "Company") as of December 31, 2021, and the related statements of operations, stockholders' equity, and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond, PLLC

Fredericksburg, Texas

March 7, 2022

We have served as the Thrasher & Chambers, Inc.'s auditor since 2022.

Thrasher & Chambers, Inc.
Financial Statements
Statement of Financial Condition

		Dec-21
ASSETS		
Current assets		
Checking	$	139,865
Commissions receivable		41,895
Total current assets	$	181,760
Other assets		
Hilltop deposit		15,000
Total other assets	$	15,000
Fixed assets		
Furniture & equipment		57,534
Accumulated depreciation		(45,947)
Total fixed assets (net)	$	11,587
TOTAL ASSETS	$	208,347
LIABILITIES		
Current liabilities		
Payroll liabilities		2,122
Total current liabilities	$	2,122
TOTAL LIABILITIES	$	2,122
EQUITY		
Common stock		57,514
Retained earnings		143,737
Additional Paid-in capital		6,900
Dividends		(18,005)
Net Income		16,079
TOTAL EQUITY	$	206,225
LIABILITIES & EQUITY	$	208,347

The accompanying notes are an integral part of these financial statements.

Thrasher & Chambers, Inc.
Statement of Operations
For the Year-Ended December 31, 2021

Ordinary Income Expenses	
Income	
Commissions	$ 734,678
Total Income	$ 734,678
Expense	
Payroll	
Salaries & Wages	177,172
Officer Salaries	367,801
Payroll Taxes	29,526
Shareholder's Health Insurance	8,459
SIMPLE IRA Plan	17,631
Total Payroll	$ 600,589
Occupany	15,400
Depreciate Expense	13,277
General Taxes and Licenses	1,033
Maintenance and Repairs	327
Legal and Accounting	18,276
Advertising	60
Automotive	11,836
Dues and Subscriptions	12,935
Insurance	1,909
Telephone	6,393
Utilities	9,039
Office Supplies and Expense	11,505
Travel	12,584
Meals and Entertainment	14,647
Postage	2,063
Charitable Contributions	1,530
Outside Services	5,989
Fees Withheld by Hilltop	30,607
Total Expense	$ 769,999
Net Ordinary Income	$ (35,321)
Other Income/Expense	
PPP Loan Forgiveness	54,400
Net Income	$ 16,079

The accompanying notes are an integral part of these financial statements.

Thrasher & Chambers, Inc.
Statement of Cash Flows
As of and for the Year-Ended December 31, 2021

Net income	$	16,079
Adjustments to reconcile Net Income:		
to Net Cash provided by operations		
Receivables		29,830
Payables		(3,884)
Net cash provided by operations:	$	42,025
Investing activities		
Furniture & equipment		1,545
Net cash provided by investing activities:	$	1,545
Financing Activities		
Distribution - Thrasher		(4,449)
Distribution - Chambers		(13,557)
Net cash used by financing activites	$	(18,005)
Net cash Increase (decrease) for the year	$	25,565
Cash at beginning of year	$	114,300
Cash at end of year	$	139,865

The accompanying notes are an integral part of these financial statements.

Thrasher & Chambers, Inc.
Statement of Changes in Ownership Equity
As of and for the Year-Ended December 31, 2021

	Preferred Stock		Common Stock			Paid-in Capital			Retained Earnings		Total Stockholders' Equity	
	Shares	Amount	Shares		Amount	Shares		Amount				
Balance at January 01, 2021	0	0	100	$	57,514	0	$	6,900	$	143,737	$	208,151
Net Income									$	16,079	$	16,079
Dividends									$	(18,006)	$	(18,006)
Balance at December 31, 2021	0	0	100	$	57,514	0	$	6,900	$	141,811	$	206,225

The accompanying notes are an integral part of these financial statements.

Thrasher & Chambers, Inc.
Notes to Financial Statements
As of and for the Year-Ended December 31, 2021

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Thrasher & Chambers, Inc. (the "Company") was organized in the State of Arkansas in 1962, and is registered broker and dealer in securities under the Securities and Exchange Act of 1934. The Company is primarily a retail and institutional brokerage firm. The Company has adopted a calendar year end.

Description of Business

The Company, located in Arkansas is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC"). The Company is a member of Financial Industry Regulatory Authority, Inc. (FINRA). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides an exemption because of limited business.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities. As of December 31, 2021, there are no cash equivalents.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2021, there is no cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are

based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Revenue Recognition

Commission revenues are recorded by the company when the service is rendered.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Business Concentrations

The Company provides financial advisory services.

Income Taxes

The Company is taxed as a Subchapter S Corporation under the Internal Revenue Code and applicable state statues. Under an S-Corporation election, the income of the Corporation flows through to the stockholder to be taxed at the individual level rather that the corporate level. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Accounts Receivable – Commissions

The Company considers accounts receivable – commissions to be fully collectible. Accordingly, no allowance for doubtful accounts is deemed necessary. If accounts become uncollectible, they will be charged to operations when that determination is made. Determination of collectability is made by management based on knowledge of specific accounts. Past-due status is based on contractual terms. Past-due accounts are not charged interest.

Advertising

The Company follows the policy of charging advertising to expense as incurred.

Financial Instrument with Off-Balance Sheet Risk

In the normal course of business, the Company's activities involve the execution and settlement of various securities transactions. These activities may expose the company to off-balance sheet credit and market risks in the event the customer or counter party is unable to fulfill its contractual obligation. Such risks may be increased by volatile trading markets.

Concentration of Credit Risk:

The Company's cash demand deposits are held at financial institutions at which deposits are insured by the Securities Investor Protection Corporation (SIPC).

Subsequent Event:

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 07, 2022, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report are required under Rule 15c3-1. As of the December 31, 2021, the Company had net capital of $148,607 in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 1.38 to 1, as of December 31, 2021. There are no differences between net capital as computed in Company's Part IIA of Form X-17A-5 filed for the period ended December 31, 2021.

NOTE C - SIMPLE IRA PLAN

The company has a SIMPLE IRA plan established with American Funds. Employees of the company are eligible to participate if they have been employed for 1 year. The company contributions will match contributions equal to 100% of elective deferrals, up to a limit of 3% of compensation for the calendar year.

NOTE D – NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2018, The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

In determining the transaction price, an entity may include variable considerations only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur

when the uncertainty associated with the variable consideration is resolved. Revenues from contracts with customers are comprised of broker commissions.

Management has determined that the adoption of ASC Topic 606 has had no impact on the Company.

NOTE E – Rent

The company leased office space under a non-cancellable operating lease expiring February 28, 2019. The company now pays on month to month basis.

Straight lined rent expense paid for the year ended Decembers 31, 2021 was $15,400.

NOTE F – RESTRICTED CASH DEPOSIT WITH CLEARING ORGANIZATION

The Company used only one clearing house with $15,000 cash deposited which may not be withdrawn for normal operating costs, but is restricted to cover any errors charges to Company not as a result of the clearing organization.

NOTE G – FIXED ASSETS

Following are the major classification of fixed assets:

	2021
Office Equipment	$ 57,533
Accumulated Depreciation – Office Equip	$ 45,947
	$ 11,586

NOTE H – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii).

NOTE I – COMMITMENTS AND CONTINGENCIES

The Company does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE J – RELATED PARTY TRANSACTIONS

The company has an agreement with the shareholder, David Thrasher, that distributions will be made on his behalf to pay for certain expenses in lieu of a physical check. David Thrasher receives a set salary and all other commissions earned by David will be distributed to pay for certain expenses. David's total distributions for 2021 was $13,557. No outstanding distributions were owed to David at year end, December 2021.

Thrasher & Chambers

Supplementary Information Section

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2021

Thrasher & Chambers

Supplementary Computations

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2021

Computation of Net Capital

Total Stockholder's Equity	$	206,225
Allowable Subordinated Loans	$	-
Non-Allowable Assets	$	52,618
Haircuts on Securities Positions		
Securities Haircuts	$	-
Undue Concentration Charges	$	-
Net Allowable Capital	$	153,606

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	142
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	148,606

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	2,122
Percentage of Aggregate Indebtedness to Net Capital		1.38%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of December 31, 2021	$	153,607
Adjustments		
Increase (Decrease) in Equity	$	(0)
Increase (Decrease) in Subordinated Loans	$	-
(Increase) Decrease in Non-Allowable Assets	$	(0)
(Increase) Decrease in Securities Haircuts	$	-
(Increase) Decrease in Undue Concentration Charges	$	-
Net Capital per Audit	$	153,606
Reconciled Difference	$	-

Thrasher & Chambers

Supplementary Statements

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2021

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2021, the Company had net capital of $153,606 which was $148,606 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.38%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company's operating pursuant to 15c3-3(k)(2)(ii).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer not exempt from SIPC membership with gross revenues that exceed $500,000, to file an Agreed Upon Procedures Report. In circumstances where the broker-dealer reports less than $500,000 in gross revenue an Agreed Upon Procedures Report is not required. Broker-dealers exempt from SIPC membership are required to file a copy of Form SIPC 3 evidencing exclusion from membership and an Agreed Upon Procedures Report. The relevant AUP report shall be included within the Supplemental Information section.

Thrasher & Chambers

Supplementary Auditor's Report on Exemption Letter

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) Of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2021

Tuttle & Bond, PLLC
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(ii)

Mark Chambers
Thrasher & Chambers, Inc.
1001 SE 28th Street, Suite 1
Bentonville, AR 72712

Dear Mark Chambers:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Thrasher & Chambers, Inc. identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Thrasher & Chambers, Inc. stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Thrasher & Chambers, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Thrasher & Chambers, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Tuttle & Bond, PLLC

Fredericksburg, Texas
March 7, 2022

Thrasher & Chambers

Supplementary Exemption Letter

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of the year ended December 31, 2021

Thrasher & Chambers, Inc.
1001 SE 28th Street, Suite 1
Bentonville, AR 72712

Tuttle & Bond, PLLC
2954 Goehmann Lane
Fredericksburg, TX 78624

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Thrasher & Chambers, Inc.;

1. Claims exemption 15c3-3(k)(2)(ii) from 15c3-3;
2. We have met the identified exemption from January 01, 2021 through December 31, 2021, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,

Mark Chambers
President
Thrasher & Chambers, Inc.

Thrasher & Chambers

Supplementary Auditor's Agreed Upon Procedures Report

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of the year ended December 31, 2021

Tuttle & Bond, PLLC
Certified Public Accountants

Thrasher & Chambers, Inc.

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures Pursuant to SEA Rule 17a-5(e)(4) Form SIPC-7

Thrasher & Chambers, Inc. is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through , which were agreed to by Thrasher & Chambers, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Thrasher & Chambers, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Thrasher & Chambers, Inc.'s management is responsible for Thrasher & Chambers, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.
2. Compared audited Total Revenue for the period of through (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tuttle & Bond, PLLC

Fredericksburg, Texas
3/7/2022

Thrasher & Chambers, Inc.
Supplementary Agreed Upon Procedures Reconciliation
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2021

SIPC Payment Schedule

Thrasher & Chambers
December 31, 2021
SIPC 7 Reconciliation

Total Due	$ 41				
Overpayment Applied	$ 73				
Balance Due after Applied Overpayment	$ (32)				
			Date Paid:	Check #:	Paid To:
Paid with SIPC 6	$ -		n/a	n/a	SIPC
Paid with SIPC 7	$ -		n/a	n/a	SIPC
Total Paid	$ -				
Reconciled Difference (Overpayment) Underpayment	$ (32)				